                                                     Filed pursuant to Rule 433
                                       Registration Statement No. 333-158199-10
                                                         Dated December 8, 2009

Credit Suisse: FX Factor Index
                                                                              0

Credit Suisse FX Factor USD Excess Return Index

    The Credit Suisse FX Factor Index (the "Index") offers investors access to macroeconomic currency trading strategies via a rules-based allocation process

o    Multiple Investment Strategies : Credit Suisse has identified six factors that it believes drive currency performance: Carry, Momentum, Value,
     Growth, Terms of Trade and Emerging Markets. By attempting to exploit trends in these six factors, the Index is designed to perform under a variety of market conditions.

o    Diversification : The Index utilizes eighteen currencies to employ its trading strategies: ten major currencies and eight emerging markets currencies. The Index uses a quantitative model to determine whether to go long or short the respective currencies against the U.S. dollar in each trading strategy on each rebalancing date.

o    Monthly, Rules-Based Portfolio Allocation : Exposure to the trading strategies rebalances monthly as a function of the performance, volatility, and skew(1) of the underlying strategy portfolios.

o    Risk Controlled Environment : Portfolio risk is constantly monitored, via a volatility target of 5% on a annualized basis. Maximum limits are set on individual currency exposures to reduce risk.

o    Correlation Benefits : The strategies used by the Index have a low intra-factor correlation, thus enabling the Index to provide returns across different macroeconomic environments. Furthermore, the correlation between the Index and other asset classes is low, so the Index may provide valuable diversification to an investment portfolio (2).

(1) The Index takes into account the historical volatility and skew of each strategy's historical daily returns over approximately the preceding three months such that strategies with high historic volatility and/or negative skew are underweighted and strategies with low historic volatility and/or positive skew, or the degree to which the distribution curve of daily returns has a relatively longer right tail (positive skew) or left tail (negative skew), are over-weighted and eliminates any strategy that fails to meet an algorithmic minimum performance threshold, based on historical performance over the past month.

(2) The correlation of the monthly returns from June 14(th), 1999 to October
30(th), 2009 between the Index and the JP Morgan Global Bond index was -0.6%, the correlation between the Index and the MSCI World Index was 13.04%, and the
correlation between the Index and the S&P GS Commodity Index was -1.6%. The
Index was launched on April 27, 2009. All performance prior to that date is hypothetical and simulated and no actual investment tracking the performance of the Index was possible prior to April 27, 2009.

                                                                              1

Risk Factors

 The summary of the risk factors appearing below is not intended as a complete description of all risks associated with the Index or an investment in securities linked to the Index. Please review the risk factors in any applicable offering document. A prospective investor should consult his/her investment, legal, tax, accounting and other advisors before deciding to invest in securities linked to the index

o    Limited History of the Index -- The Index was launched on April 27, 2009.
     Therefore, the Index has very limited performance history, and all past performance data is hypothetical and simulated.

o    Historical Performance Not Indicative of Future Performance -- The future performance of the Index cannot be predicted based on its historical performance, or hypothetical, simulated performance.

o    Strategy Risk -- There is no assurance that the Index or any strategy on which the Index is based will be successful. There is no assurance the factors underlying the strategy portfolios will have the expected effect on the currencies or related exchange rates.

o    Index Contains an Embedded Fixed Fee -- The Index contains an embedded fixed fee of 1.25% per annum that applies regardless of the performance of the Index.

o    Volatility of Currency Markets -- Currency markets may be highly volatile.
     Significant changes, including changes in liquidity and prices, can occur in currency markets within very short periods of time. Foreign currency risks include, but are not limited to, convertibility risk, market volatility and potential interference by foreign governments. These risks may adversely affect the value and volatility of the Index in varying ways, and different factors may cause the values and volatility of the prices of the Index components to move in inconsistent directions at inconsistent times.

o    Legal and Regulatory Risks -- Legal and regulatory changes could adversely affect exchange rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. Any such action could cause unexpected volatility and instability in currency markets with a substantial adverse effect on the performance of the Index.

o    Economic and Market Factors -- The value of the Index will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

                                                                              2

The Strategy Portfolios

[GRAPHIC OMITTED]

                                                                              3

Rationale Behind the Factors

Carry

- FX carry trading is the practice of buying high interest rate currencies while selling low interest rate currencies to take advantage of the forward bias, which is the tendency of currency markets to over-estimate changes in future exchange rates
- Historically, currencies with high interest rates tend to appreciate while currencies with low interest rates depreciate
- Our carry strategy portfolios invest in an equally weighted basket of top high-yielding currencies, and sell an equally weighted basket of low-yielding currencies

Momentum

- This factor is designed to capture the trend of currencies over the medium term (12-months)
- Various trend-following strategies have been used to trade in foreign exchange markets over the past 30 years
- Our momentum strategy portfolio goes long currencies in an upward trend (against the dollar) and sells those in a downward trend, and tries to capture the essence of this FX trading strategy

Value

- Over the long term, currencies tend to revert towards their equilibrium levels driven by macroeconomic forces
- Our value portfolios are based on Credit Suisse's Fair Value model, an econometric model driven by long-run fundamental relationships including purchasing power parity, interest rate differentials, productivity and external balances
- The strategy buys the "cheapest" currencies (the most undervalued currencies based on the fair value model) and sells the most "expensive" currencies (the most overvalued currencies on the fair value model) on an equally weighted basis

CREDIT SUISSE
4

Rationale Behind the Factors

          o    The strategy portfolios related to this factor track the
               relative performance of currencies with strong economic momentum against currencies with weak cyclical indicators
Growth
          o    The model assesses the economic momentum of a country using high frequency macroeconomic data, particularly industrial production and retail sales

          o    Terms of Trade (ToT) refers to the relative price of a country's exports to its imports

          o    An improvement in a nation's ToT is generally seen as beneficial for a country as it will pay less for the products it imports
Terms of Trade
          o    Many economists think there is a stable and positive
               relationship between ToT and the dynamics of the exchange rate, in particular for small open commodity -exporting economies

          o    Our ToT strategy portfolios invest in currencies that are
               experiencing favorable terms of trade, selling those currencies affected by a negative terms of trade

          o    The strategy portfolio related to this factor aims at exploiting the historical trend that emerging market currencies are likely to appreciate as they undergo structural adjustments to become more developed economies
Emerging Markets
          o    The emerging market factor strategy portfolio gains exposure to emerging markets as an asset class by buying a basket of
               emerging market currencies and selling a basket of G10
               currencies on an equally weighted basis

                                                                              5

How Well Do Factors Explain Currency Trends?

[GRAPHIC OMITTED]

o    We performed regression analysis that compared the monthly currency returns (vs. the US dollar) against the six factors from June 1999 to June
     2009 and found the following

-    Our strategy portfolios account for a significant proportion of the movement in currencies' excess returns

-    The strategy portfolios capture between 54% (CHF) to 26% (HUF) of the total market currency movements

-    For the seventeen currency pairs the strategy portfolios capture jointly about 40% of total market movement

-    The 40% figure is substantially higher than the proportion of variability explained by any individual factor

         Source: Credit Suisse, [C] Datastream International Limited ALL RIGHTS
                               RESERVED, the BLOOMBERG PROFESSIONAL(TM) service

                                                                              6

How Well Do Factors Explain Currency Trends?

[GRAPHIC OMITTED]

o    We performed regression analysis that compared the monthly currency returns (vs. the US dollar) against the six factors from June 1999 to June
     2009 and found the following

-    In terms of individual factors, Carry, usually mentioned as one of the principal drivers of FX price action, manages to explain on its own only
     9% of the market currency movement

-    Momentum is the single most important factor

-    Carry, Momentum and Emerging Markets (EM) over the past 10 years have been the most important drivers. ToT, Growth and Value would appear to account for less movement of currency returns

-    Our portfolio strategies capture various dimensions of the currency market, but not all

         Source: Credit Suisse, [C] Datastream International Limited ALL RIGHTS
                               RESERVED, the BLOOMBERG PROFESSIONAL(TM) service

                                                                              7

Index Currencies

[GRAPHIC OMITTED]

                                                                              8

FX Factor: Hypothetical Index Construction

The 18 currencies are divided into a pool of G10 currencies and emerging market currencies.
           The currencies are then ranked according to the different
                             underlying strategies

Carry                    The index will go long the three highest yielding G10
                         and EM currencies and short the three lowest yielding
                         G10 and EM currencies.

Momentum                 FX Factor will go long all G10 and EM currencies
                         experiencing positive momentum and short all G10 and
                         EM currencies experiencing negative momentum.

Value                    Using the CS fair value model all currencies are
                         ranked according to their respective value. The index
                         will go long the three lowest valued G10 currencies
                         and short the three highest valued G10 currencies.
                         Similarly, for EM currencies the index will use the
                         IMF purchasing power partiy valuation model.

Growth                   All currencies are ranked according to their economic
                         strength. The index will go long the three currencies
                         (G10 and EM) with the strongest economic momentum and
                         short the three currencies with the weakest economic
                         momentum.

Terms of Trade           Currencies are ranked according to whether they
                         experience positive or negative ToT. The index will go
                         long the three most positive ToT change of the G10 and
                         EM currencies and short the three worst ToT change of
                         the G10 and EM currencies.

EM                       The index will go long all EM currencies and short all
                         G10 currencies

                                                                              9

Hypothetical Index Construction

[GRAPHIC OMITTED]

                                                                             10

Hypothetical Index Construction

Allocation Processes

4. Intra-Month Rebalancing:
If the risk signal is triggered; phase three will be repeated and non-performing strategies excluded.

3. Index Construction
Rescaling the strategy weights taking into account currency limits, skew, and volatility of past returns (target 5%).

2. EM -- G10 Allocation
For each strategy the weight between the G10 and EM will depend on performance over the previous 3 months

1. Currency Selection and Strategy Allocation:
Currencies are selected from the available pool and allocated (long or short)
to each strategy according to the predefined criteria.

[GRAPHIC OMITTED]

                                                                             11

Performance Statistics

FX Factor Monthly Performance[1] *(June 14 1999 to August 31 2009)*



25%
20%
15%
10%
5%
0%
Monthly Returns
Normal Distribution
Index Inception Date: April 27, 2009
-3.43%
-2.71%
-1.99%
-1.27%
-0.56%
0.16%
0.88%
1.60%
2.32%
3.03%
3.75%
4.47%
5.19%

FX Factor Quarterly Performance[1] *(June 14 1999 to August 2009)*



30%
25%
20%
15%
10%
5%
0%
Q Returns
Normal Distribution
Index Inception Date: April 27, 2009
-2.68%
-1.68%
-0.68%
0.32%
1.33%
2.33%
3.33%
4.33%
5.33%
6.34%
7.34%
8.34%
9.34%

[1] *USD denominated excess return Index assuming 1.25% annual fees ("FXFTERUS")*

Summary Statistics	FX Factor
Period Start	14 Jun 1999
Period End	31 Aug 2009
Index Start Value	100.00
Index End Value	237.5381
Annual Compound Return	8.85%
Average Daily Excess Return (p.a.)	8.39%
Realised Volatility (p.a.)	5.26%
Sharpe Ratio[1]	1.59
Maximum Drawdown[2]	-5.98%
Maximum Drawdown Date	18 Oct 1999
Average Monthly Return	0.73%
Maximum Monthly Return	5.12%
Minimum Monthly Return	-3.36%
% Positive Months	69.7%
Longest Series of Positive Returns	18 mths
Longest Series of Negative Returns	4 mths

Bloomberg Function: FXFT

Source: Bloomberg, DataStream, Credit Suisse - Past performance is not an indication of future performance

Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied, is made regarding future performance. Backtested, hypothetical or retrospectively calculated performance results have inherent limitations. Simulated results are achieved by the retroactive application of a backtested model itself designed with the benefit of hindsight. Alternative modelling techniques or assumptions might produce significantly different results and prove to be more appropriate for future market conditions. Historical or retrospectively calculated results are neither an indicator nor a guarantee of future returns. Actual results will vary from the analysis

CREDIT SUISSE

[1] **Sharpe Ratio** - A measure of the excess return (or risk premium) per unit of risk in an investment asset or a trading strategy, defined as the annual return divided by the annualised volatility

[2] **Drawdown** – The peak to trough percentage movement in the index on a non-annualized basis

12

Credit Suisse does not provide any tax advice. Any tax statement herein regarding any US federal tax is not intended or written to be used, and cannot be used, by any taxpayer for the purpose of avoiding any penalties. Any such statement herein was written to support the marketing or promotion of the transaction(s) or matter(s) to which the statement relates. Each taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of Credit Suisse Research Departments. Financial
Products may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. Credit Suisse and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), relating to the
Index or any of the relevant underlying currencies. Credit Suisse is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a Credit Suisse entity qualified in their home jurisdiction unless governing law permits otherwise.

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to such offering that Credit Suisse has filed with the SEC for more complete information about
Credit Suisse and such offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or any dealer participating in the offering will arrange to send you the applicable offering documents and prospectus if you so request by calling 1-800-221-1037

                                                                             13